United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 2, 2003

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-0444025

www.mgeenergy.com/sec

(Web site)

Not applicable

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information, and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this Report:

　　Exhibit No. 99.1 - Press release of MGE Energy, Inc. issued on May 2, 2003.

Items 9 and 12. Regulation FD Disclosure and Disclosure of Results of Operations and Financial Condition.

The following information is furnished pursuant to Item 9, "Regulation FD Disclosure," and Item 12, "Disclosure of Results of Operations and Financial Condition."

On May 2, 2003, MGE Energy, Inc. (the Company) issued a press release announcing its first quarter 2003 earnings. The Company is filing a copy of such press release as Exhibit 99.1 hereto, which is incorporated by reference herein.

This combined Form 8-K is being filed separately by MGE Energy, Inc. and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to any other registrant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company

Date: May 2, 2003   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc. and Madison Gas and Electric Company

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated May 2, 2003

Exhibit No.

99.1   Press release of MGE Energy, Inc. issued on May 2, 2003.

Contact: Steve Kraus
(608) 252-7907

MGE Energy Reports First Quarter Results

Madison, Wis., May 2, 2003—MGE Energy, Inc. (Nasdaq: MGEE) reports first-quarter net income of $9.4 million or 53 cents per share. MGE Energy's net income for the twelve months ended March 31, 2003, was $27.5 million or $1.58 per share. MGE Energy's operations are based primarily on its utility subsidiary Madison Gas and Electric Co. (MGE).

Electric revenues were up $5.3 million in the first quarter as MGE's retail sales grew 2.4%, and average rates were 3.9% higher. MGE also sold 25 megawatts of electric capacity for which the contract extends through August 2003.

MGE's electric margin (revenues less fuel costs) decreased $2.7 million mainly because fuel costs for electric generation were up $2.1 million. Substantially higher natural gas prices drove up fuel costs. Outages at the coal-fired Columbia Energy Center (Columbia) in the first quarter required MGE to rely more on its gas-fired plants, which cost more to operate. Purchased power costs also rose $5.9 million, reflecting higher gas prices. MGE's generation mix includes more electricity bought from gas-fired plants since two new purchased power contracts took effect in May 2002.

MGE's gas revenues were up $24.9 million as colder weather helped increase retail gas deliveries by 20%, and the average price of natural gas was 43% higher in the first quarter. The increase in gas delivered resulted in a $3.8 million increase in MGE's gas margin (revenues less purchased gas costs).

Operations expenses increased $4.5 million in the first quarter mainly due to higher costs for transmission wheeling ($1.7 million), employee pensions and benefits ($1.7 million), electric and gas distribution expenses ($0.4 million) and other general expenses ($0.7 million). Electric maintenance costs were up $0.8 million as more work was required at Columbia and MGE's Blount Station. Depreciation expenses were down $1.6 million for the quarter since MGE had no decommissioning depreciation for the Kewaunee Nuclear Power Plant (Kewaunee) during the quarter. On Jan. 3, 2003, MGE transferred the balance of the nonqualified decommission fund to Wisconsin Public Service Corp. (WPSC) in accordance with the Kewaunee sale agreement. MGE sold its interest in Kewaunee to WPSC in September 2001.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric Co. (MGE), generates and distributes electricity to nearly 130,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 126,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2003	2002
Three Months Ended March 31		
Operating revenue	$128,494	$98,272
Operating income	$17,451	$20,271
Net income	$9,375	$11,022
Earnings per share (basic and diluted)	$0.53	$0.64
Average shares outstanding (basic and diluted)	17,633	17,120
Twelve Months Ended March 31		
Operating revenue	$377,318	$309,953
Operating income	$55,310	$51,395
Net income	$27,546	$28,770
Earnings per share (basic and diluted)	$1.58	$1.70
Average shares outstanding (basic and diluted)	17,437	16,933

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